                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2000


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F X         Form 40-F
                                 ----                ------




     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes                        No  X
                            ----                      -----

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ]



                                   ----------


 This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation
                     (Registration Statement No. 333-11306)

                               DAIMLERCHRYSLER AG




         FORM 6-K:   TABLE OF CONTENTS



         1. Press release of DaimlerChrysler AG, dated September 27, 2000, providing an overview on current business trends

                                 DAIMLERCHRYSLER

                                                              Press Information

                                                              September 27, 2000

Contact:
Michael Pfister                                     Phone +49-711-17-93635
Jack Ferry                                          Phone +1-248-512-2729


DAIMLERCHRYSLER: OVERVIEW ON CURRENT BUSINESS TRENDS

o NET INCOME AND EARNINGS PER SHARE--INCLUDING ONE-TIME EFFECTS--TO BE SIGNIFICANTLY HIGHER THAN LAST YEAR

o OPERATING PROFIT, INCLUDING ONE-TIME EFFECTS, TO REACH LAST YEAR'S LEVEL; WITHOUT ONE-TIME EFFECTS IN THE RANGE OF 7 BILLION EUROS ($6.16 BILLION)

o BUSINESS TRENDS REMAIN VERY POSITIVE AT MERCEDES-BENZ PASSENGER CARS & SMART; EARNINGS TO EXCEED LAST YEAR'S LEVEL

o    EARNINGS UP AT COMMERCIAL VEHICLES DESPITE SLUGGISH NORTH AMERICAN MARKET

o CHRYSLER GROUP POSTS NEGATIVE EARNINGS IN 3RD QUARTER DUE TO DIFFICULT MARKET SITUATION AND NEW PRODUCT STARTUPS; REGAINS POSITIVE RESULTS IN THE 4TH QUARTER

o DAIMLERCHRYSLER SERVICES EXPANDS GLOBAL PRESENCE; EARNINGS SUPPRESSED MAINLY BY RESIDUAL VALUE DEPRECIATION IN THE U.S. AND INCREASED INTEREST RATES


STUTTGART/AUBURN HILLS - In order to clarify the various estimates of DaimlerChrysler's earnings situation, the company is providing an overview of current business trends before the official third quarter report, to be released on October 26, 2000.

The market situation in North America will have a significant impact on the company's results, as already indicated in the half-year report. For the year 2000 as a whole, DaimlerChrysler forecasts operating profit -- including non-recurring income and expenditure -- on the level of the year 1999. Net income and earnings per share are expected to be significantly higher than last year's figures. Adjusted for one-time items, operating profit for the year 2000 will be in the range of 7 billion euros ($6.16 billion) (1999 adjusted: 10 billion euros/$8.8 billion).

MERCEDES-BENZ PASSENGER CARS TO POST RECORD FIGURES FOR SALES, REVENUES AND EARNINGS IN 2000


Business trends at Mercedes-Benz Passenger Cars remained very positive in the third quarter. Global sales at the division bucked the market trend, rising
4.5 percent through August, to 676,500 units. In Germany, where the market has shrunk by 12 percent, Mercedes-Benz boosted its market share by 13 percent. In the U.S., the division is set to sell more than 200,000 vehicles this year for the first time. The high figures recorded in 1999 for earnings, sales and revenues will all be surpassed. A few days ago, the 500,000th A-Class rolled off the assembly line in Rastatt. Sales of the new C-Class are rising at an unprecedented rate. Additional production capacity will be created in South Africa and Brazil to meet the high demand. Sales of the M-Class rose 30 percent in the first eight months of the year. Despite being two-thirds of the way through its product-cycle, the E-Class remains the clear leader in its segment. Sales of the S-Class rose 41 percent through August and, with a market share of 50 percent, it is the dominant vehicle in the market's premium segment.

SMART ATTAINS CULT STATUS AND WILL TOP 100,000 UNIT SALES THIS YEAR

Sales of the smart rose 67 percent to 69,500 units through August. In Germany, the smart is the number one vehicle in its segment. Although the smart is officially sold in only nine European countries, it can already be found on the roads of 57 countries around the world. Studies show that the value of the brand has benefited considerably from the high recognition of the vehicle and increased customer identification with the smart.

COMMERCIAL VEHICLES: NEW ACQUISITIONS STRENGTHEN GLOBAL POSITION

The Commercial Vehicles division is expecting to post results in excess of the high figures recorded in 1999 despite the difficult market situation in North America.

The acquisition of Western Star marks another important step in DaimlerChrysler's multi-brand strategy for trucks, and also established DaimlerChrysler as a full-range bus supplier in North America. In addition, the acquisition of Detroit Diesel makes DaimlerChrysler the world's leading manufacturer of heavy-duty and mid-range on highway diesel engines. The planned 50-50 venture with Hyundai Motors will not only give DaimlerChrysler a foothold in Korea, one of the most important markets in Asia, but also will open up a range of promising opportunities in other markets, such as Europe and the U.S.

CHRYSLER GROUP DEFENDS MARKET SHARE DESPITE SIGNIFICANT LAUNCHES AND INTENSE COMPETITION

As announced at mid-year, the Chrysler Group responded vigorously to the climate of intense competition in the North American market. Also, during continuing changeover to new models Chrysler Group increased discounts. This marketing strategy enabled the Chrysler Group to keep its strong sales position in North America, while reducing prior model inventories. Combined with higher interest rates, higher fuel prices and the start-up costs for the new models, these discounts and the intense competition in North America mean the Chrysler Group will post an operating loss of roughly 600 million euros ($522 million) for the third quarter of this year. Going forward the launch of the new models will enable the Chrysler Group to achieve a reduction in sales and marketing costs. For the full year the Chrysler Group will post a profit of over 2 billion euros ($1.74 billion). Volume from 2000 calendar year launches as well as new models planned for the coming years (Jeep(R) Cherokee and New Dodge Ram launches in 2001 alone) are expected to lead to an improvement in earnings and competitive position.

The Chrysler Group has launched a broad range of immediate measures designed to boost earnings. These include utilizing the full potential of the entire supplier chain and increasing efficiency in all major processes and functions. Every platform and product team and function has launched immediate action plans to enhance revenue, reduce near term costs and establish benchmark objectives.

Activity examples include:


o A streamlined process for lease management and off-lease vehicle disposal is already in place and will quickly improve leasing volumes to competitive norms.

o Product investment and variable cost targets have already been recalibrated to reflect a zero-pricing environment.

o Competitive bidding has been substantially increased to ensure benchmark investment and variable cost performance.

o Targeted market programs and vehicle packages are underway to enhance revenue quality.

o    PT Cruiser volume expansion is being examined for acceleration.

o Automotive Council activity regarding "Best Practice, Best Process, Best Price" benchmarking is jointly underway.

o Launch timing and acceleration is under additional review in light of the highly successful Windsor minivan launch practices.

DEBIS STRENGTHENS ITS GLOBAL POSITION AS A FINANCIAL SERVICES COMPANY

Represented in 67 countries, including all the world's major markets, debis Financial Services is the fourth-largest non-bank financial services provider in the world. The company focuses on financing for leasing and sales of DaimlerChrysler products as well as on fleet management.

In North America, the high discounts awarded on new vehicles from the Chrysler Group and the decline in the US truck market have had a negative effect on the residual value of leased vehicles. This will have a negative effect on North American earnings for financial services activities. The company will implement a range of concrete measures designed to counter this trend, including limiting the proportion of new vehicles leased with respect to certain models, and intensified marketing activities to help boost used vehicle sales.

OUTLOOK

The new and innovative vehicles that DaimlerChrysler will launch in the coming months and years will improve the company's global competitive position. In the medium and long term, implementation of the measures outlined above, and a more extensive exchange of components, will enable DaimlerChrysler to achieve a further substantial improvement in its market position. With stakes in Mitsubishi Motors and Hyundai Motor, DaimlerChrysler has secured a unique position in the worldwide automotive industry.

DaimlerChrysler will publish the final figures for the third quarter on October 26, 2000.

On October 9th, DaimlerChrysler will announce in a press conference its e-business strategy and describe its plan for bundling its e-business activities.


Dollar values are converted from euro values with the exchange rate of 1 euro=USD 0.88 based on the closing exchange rate, September 26, 2000.

This press release contains forward-looking statements based on beliefs of DaimlerChrysler management. When used in this release, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. DaimlerChrysler does not intend or assume any obligation to update these forward looking statements.


ON THE INTERNET

Visit DaimlerChrysler's Media Services Web Site at http://www.media.daimlerchrysler.com for additional DaimlerChrysler news.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DaimlerChrysler AG





                                       By:   /s/  ppa.  HANS-GEORG BRUNS
                                             ---------------------------------
                                             Name:    Dr. Hans-Georg Bruns
                                             Title:   Vice President
                                                      Chief Accounting Officer




                                       By:   /s/  i. V. FRIEDRICH SIENER
                                             ---------------------------------
                                             Name:    Dr. Friedrich Siener
                                             Title:   Director




Date:  September 28, 2000